Exhibit 99.1

High Tide Announces Addition to the Horizons Marijuana Life Sciences Index ETF (TSX: HMMJ ) and Results of Annual General Meeting

CALGARY, AB, July 30, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (Nasdaq: HITI) (FRA: 2LYA), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, today announced that as per the recently disclosed listing of holdings available on its website, the Company's shares have now been included in Horizons Marijuana Life Sciences Index ETF (TSX: HMMJ).

High Tide Inc. - July 30, 2021 (CNW Group/High Tide Inc.)

"We are very pleased to have our shares included in the Horizons Marijuana Life Sciences Index ETF," said Raj Grover, President and Chief Executive Officer of High Tide.  "This is yet more recognition of High Tide's continued execution which has now resulted in another high profile institution acquiring our shares since we listed them on the Nasdaq.  This inclusion represents the second new ETF listing for High Tide since our shares began trading on the Nasdaq two months ago," added Mr. Raj Grover.

Voting Results from Annual General and Special Meeting of Shareholders

The Company also released voting results from its Annual General and Special Meeting of Shareholders held virtually on Thursday, July 29, 2021 (the "Meeting"). All nominees included in its Notice of Annual General and Special Meeting of Shareholders and Management Information Circular dated June 14, 2021 (the "Circular"), were elected as directors of High Tide.

The results of the votes were as follows:

Nominee	Votes For:		Votes Withheld:
	Number	%	Number	%
Harkirat ("Raj") Grover	6,700,845	99.92	5,474	0.08
Nitin Kaushal	6,701,438	99.93	4,906	0.07
Arthur Kwan	6,690,168	99.76	16,176	0.24
Christian Sinclair	6,702,172	99.94	4,172	0.06
Andrea Elliott	6,701,438	99.93	4,906	0.07

All other resolutions included in the Circular were successfully approved by shareholders at the Meeting, including but not limited to the appointment of Ernst & Young LLP as the Company's auditor, fixing the number of directors at five and to consider the passing of other resolutions if deemed advisable, with or without variation.

Grant of Restricted Share Units

The Company also announced that its Board of Directors has approved a grant of 35,000 restricted share units ("RSUs") to an officer of the Company pursuant to the Company's restricted share unit plan. Each RSU entitles the holder to acquire one common share of the Company upon vesting.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the most profitable Canadian retailer of recreational cannabis as measured by Adjusted EBITDA1, with 88 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan.  High Tide's retail segment features the Canna Cabana, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established ecommerce platforms including Grasscity.com, Smokecartel.com and Dailyhighclub.com, and more recently in the hemp-derived CBD space through CBDcity.com and FABCBD.com as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX: TLRY) (Nasdaq: TLRY) and Aurora Cannabis Inc. (TSX: ACB) (Nasdaq: ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. and KushBar Inc. businesses. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward–looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

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[1] Adjusted EBITDA is a non-IFRS financial measure.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 30-JUL-21